UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011

Commission File Number: 001-34988

SKY-MOBI LIMITED
10/F, Building B, United Mansion
No. 2, Zijinhua Road, Hangzhou
Zhejiang 310013
People’s Republic of China
(86-571) 8777-0978
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

EXHIBIT INDEX
EXHIBIT 99.1

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED
By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: February 15, 2011

EXHIBIT INDEX

Page
Exhibit 99.1 — Press Release	4

Exhibit 99.1
Sky-mobi Limited Announces Unaudited Financial
Results for the Fiscal Third Quarter 2011
HANGZHOU, China, February 14, 2011 — Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application store and mobile social network community operator in China, announced today its unaudited financial results for the fiscal third quarter ended December 31, 2010 (“third quarter 2011”).
Third Quarter 2011 Highlights:
•	Total revenues increased 2.5% to RMB161.2 million (US$24.2 million) in third quarter 2011, compared to the fiscal third quarter ended December 31, 2009 (“third quarter 2010”). Maopao Community revenues through K Currency, i.e., revenues not collected through mobile network operators represented 12% of total revenues

•	Loss from operations was RMB6.1 million (US$0.9 million) in third quarter 2011, compared to the fiscal third quarter 2010 profit from operations of RMB36.6 million

•	Non-IFRS profit from operations was RMB11.0 million (US$1.6 million) in third quarter 2011, down 70.4% from third quarter 2010

•	Net profit was RMB184.7 million (US$27.7 million) in third quarter 2011, compared to net loss of RMB27.9 million in third quarter 2010

•	Non-IFRS net profit was RMB13.3 million (US$2.0 million) in third quarter 2011, down 62.1% from third quarter 2010

•	Basic and diluted earnings per common share were RMB1.06 (US$0.16) and RMB-0.01 (US$0.00), respectively. Non-IFRS basic and diluted earnings per common share were RMB0.08 (US$0.01) and RMB0.06 (US$0.01), respectively

•	Application store revenue decreased 9.4% to RMB136.6 million (US$20.5 million) in third quarter 2011 from third quarter 2010. Sky-mobi’s application store experienced 3.5 billion user visits with 846 million downloads in third quarter 2011

•	Maopao Community revenue through K Currency increased 1,497.7% to RMB19.1 million (US$2.9 million) in third quarter 2011 from third quarter 2010. Sky-mobi had 10.4 million active members of the Maopao Community with 761 million member log-ins in third quarter 2011
Non-IFRS figures exclude share-based compensation expenses and other non-operating one-time items. Please see “About Non-IFRS Financial Measures” in this release for more information.
Commenting on the Company’s results, Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, remarked: “We are pleased with our third quarter 2011 results, with revenue performing well given the introduction by carriers of triple-confirmation for mobile application transactions as well as our server migration caused third quarter revenue to decline from the second quarter. However, our large user base and strong user demand for mobile content, applications and social network-based services provided strong uplift to our revenue towards the end of third quarter 2011. This indicated that the negative effect from the carrier policy changes is mostly behind us and our non-IFRS profit for the quarter increased compared to the quarter ended September 30, 2010, beating expectations.”
“For third quarter 2011, we had 3.5 billion user visits and 846 million downloads, bringing total cumulative downloads to 4.4 billion, since January 2007. This makes Sky-mobi a clear leader in China’s mobile application store market with a thriving and sustainable ecosystem of over 800 industry partners based on Sky-mobi’s handset application store, software development standard and mobile payment infrastructure,” Mr. Song continued.
“Building on the success of our Maopao application store, we continue to be very excited about the growth of our Maopao mobile social community. At the end of third quarter 2011, our Maopao Community reached over 58 million registered members and over 10 million active members. User monetization continued at a rapid pace with Maopao Community revenue through K Currency growth of approximately 1,500% year on year, helping to partly off-set the effect of carrier policy changes and contributing 12% of total revenue, up from 8% in the previous quarter. We remain optimistic with the outlook for our Maopao Community and our ability to grow our carrier-independent revenue stream, as we working on and plan to have six new exciting social game titles lined up for launch before the end of June 2011, which will more than double our social game offerings from the current four titles,” Mr. Song concluded.
Commenting on the Company’s results, Carl Yeung, Chief Financial Officer of Sky-mobi, said: “Our non-IFRS net profit in third quarter 2011 represents our best quarter for the fiscal year 2011 so far, amidst a difficult operating environment. We have seen uptrend continued into January and we currently expect to deliver sequential top-line growth in the fiscal fourth quarter 2011 compared to third quarter 2011.”

“We view fiscal year 2011 as a transition year, with operating performance affected by the significant initial investments made to develop our Maopao mobile social community and introduce our non-carrier based third-party payment systems, which increased our operating expenses significantly. These initiatives have clearly paid off in third fiscal quarter 2011 and as the phase for significant initial investment in the above areas is over, and as the expenses are expected to stabilize, we anticipate to be well-positioned to benefit from operating leverage in the quarters ahead,” continued Mr. Yeung.
“Last but not least, as a newly public company, we will strive to undertake the highest standards of corporate governance and disclosure. We have already launched our SOX compliance program which we expect will further strengthen our internal controls and better equip us to manage our expected rapid growth,” concluded Mr. Yeung.

Financial Results for Third Quarter 2011
Total Revenues

	For the three months ended
	December 31,
	2009	2010	2010
In thousands	(RMB)	(RMB)	(US$)
	(unaudited)
Revenues:
Application store revenues	150,750	136,596	20,520
Maopao Community revenues through K Currency	1,196	19,103	2,870
Other revenues	5,222	5,456	820

Total revenues	157,168	161,155	24,210

Total revenues for third quarter 2011 increased 2.5% to RMB161.2 million (US$24.2 million) compared to RMB157.2 million for third quarter 2010.
Application store revenues of RMB136.6 million (US$20.5 million) in third quarter 2011 representing 84.8% of total revenues, decreased 9.4% from third quarter 2010. Sky-mobi had 3.5 billion user visits and 846 million downloads of applications and content from the Maopao application store in third quarter 2011, an increase of 155.8% and 91.0%, respectively, compared to 1.4 billion user visits and 406 million downloads in third quarter 2010. The fast growth in application store user activity was offset by lower store activity monetization as a result of (i) policies introduced by mobile network operators requiring multiple confirmations on SMS-based purchases of mobile applications and content, including triple-confirmation introduced in September 2010 and (ii) difficulties encountered by users of one mobile network in accessing the Company’s servers hosted by a competing telecommunication network operator, which was subsequently addressed by Sky-mobi’s internal server migration in October 2010.
Maopao Community revenues through K Currency were RMB19.1 million (US$2.9 million), up 1,497.7% from third quarter 2010 and contributing 11.9% of total revenue in third quarter 2011. Sky-mobi’s Maopao Community had 10.4 million active members and 761.2 million member log-ins in third quarter 2011, an increase of 205.9% and 187.9%, respectively, compared to 3.4 million active members and 264.4 million member log-ins in third quarter 2010. Revenues from the community increased due to fast growth in the number of active members as well as increased spending per active member resulting from the success of “Fantasy of Three Kingdoms,” a mobile social game. The Company expects that Maopao Community revenues through K Currency will contribute an increasing percentage of total revenues in the quarters ahead as Sky-mobi continues to focus on growing its active mobile community member base and on diversifying revenue collection away from carrier-based payment channels.
Cost of Revenues and Gross Profit
Total cost of revenues for third quarter 2011 increased 5.4% to RMB112.1 million (US$16.8 million) compared to RMB106.4 million in third quarter 2010. Our gross profit for third quarter 2011 decreased 3.4% to RMB49.0 million (US$7.4 million) from RMB50.8 million in third quarter 2010.
Total non-IFRS cost of revenues for third quarter 2011 increased 5.0% to RMB111.7 million (US$16.8 million) compared to RMB106.4 million in third quarter 2010.

	For the three months ended
	December 31,
	2009	2010	2010
In thousands	(RMB)	(RMB)	(US$)
	(unaudited)
Non-IFRS cost of revenues:
Costs associated with payments to industry participants	102,492	100,736	15,132
Direct costs	3,894	10,920	1,641

Total non-IFRS cost of revenues:	106,386	111,656	16,773

Non-IFRS Gross Margin	32.3%	30.7%
Costs associated with payments to industry participants decreased 1.7% to RMB100.7 million (US$15.1 million) in third quarter 2011 compared to RMB102.5 million in third quarter 2010. The decrease was primarily attributable to lower payments to service providers and mobile network operators due to lower application store activity monetization as well as more contribution from Maopao Community revenue through K Currency as a result of increased use of third-party payment agents, partially offset by increased payment to content providers that provide mobile social games on Maopao Community.
Direct costs including salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application store increased 180.4% to RMB10.9 million (US$1.6 million) in third quarter 2011 compared to RMB3.9 million in third quarter 2010. This increase was largely due to the significant increase in depreciation related to the higher number of servers deployed since third quarter of 2010 to support the growth of the Maopao Community.
Our non-IFRS gross profit for third quarter 2011 decreased 2.5% to RMB49.5 million (US$7.4 million) compared to RMB50.8 million in third quarter 2010. Non-IFRS gross margin in third quarter 2011 was 30.7%, down from 32.3% in third quarter 2010, mainly due to the increase in direct costs related to the growth of the Company’s Maopao Community.
Operating Expenses (representing the total amount of research and development expense, sales and marketing expenses, general and administrative expenses)

Total operating expenses primarily consisting of employee salaries and benefits, training expenses, travelling, entertainment and office related expenses increased 288.3% in third quarter 2011 to RMB55.1 million (US$8.3 million) from RMB14.2 million in third quarter 2010.
Total non-IFRS operating expenses increased 179.0% in third quarter 2011 to RMB38.5 million (US$5.8 million) from RMB13.8 million in third quarter 2010.

	For the three months ended
	December 31,
	2009	2010	2010
In thousands	(RMB)	(RMB)	(US$)
	(unaudited)
Non-IFRS operating expenses:
Research and development expenses	6,840	10,790	1,621
Sales and marketing expenses	4,643	12,783	1,921
General and administration expenses	2,330	14,970	2,249

Total non-IFRS operating expenses	13,813	38,543	5,791

The increase in operating expenses was primarily due to the increase in headcount, as described below, and in marketing activities to support the growth of the Maopao Community and develop carrier independent third-party payment systems.

	As of December 31,
	2009	2010	% change
Headcount
Operation	59	98	66.1%
Research and development	145	258	77.9%
Sales and marketing	32	110	243.8%
General and administration	36	65	80.6%
Total Headcount	272	531	95.2%
The Company’s employee headcount increased 95.2% to 531 as of December 31, 2010 from 272 as of December 31, 2009. The increase in headcount was necessary to support the growing operation and active promotion of the Maopao Community and carrier independent third-party payment system.
Net profit and EPS
Net profit in third quarter 2011 was RMB184.7 million (US$27.7 million) compared to a loss of RMB27.9 million in third quarter 2010.

Non-IFRS net profit in third quarter 2011 decreased 62.1% to RMB13.3 million (US$2.0 million) from RMB35.0 million in third quarter 2010.
Basic and diluted earnings per common share in third quarter 2011 were RMB1.06 (US$0.16) and RMB-0.01 (US$0.00) respectively, and basic and diluted earnings per ADS were RMB8.50(US$1.28) and RMB -0.06(US$-0.01).
Non-IFRS basic and diluted earnings per common share in third quarter 2011 were RMB0.08 (US$0.01) and RMB0.06 (US$0.01) respectively, and non-IFRS basic and diluted earnings per ADS were RMB0.62 (US$0.09) and RMB0.49 (US$0.07).
The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for third quarter 2011 were 20,989,754 and 26,383,060, respectively.
Each ADS represents eight common shares.
Other Operating Data
The following table sets forth total user downloads of our single-user applications and content titles for the period indicated:

	For the three months ended
	December31,
In millions	2009	2010	%change
User visits	1,384.3	3,541.6	155.8%
Single-user application and content downloads
Single-player games	261.2	317.2	21.4%
Mutimedia applications and content titles	91.7	143.3	56.3%
Other single-user applications	109.4	385.2	252.1%

Total Single-user application and content downloads	462.3	845.7	82.9%

The following table sets forth the number of registered, active members and member log-ins in our Maopao Community as of the date indicated:

	As of December 31,
In millions	2009	2010	% change
Number of registered members	12.5	58.6	368.8%

	For the three months ended
	December31,
	2009	2010	%change
Maopao Community
Number of active members	3.4	10.4	205.9%
Number of member log-ins	264.4	761.2	187.9%

Sky-mobi had 257,389,800 common shares outstanding as of December 31, 2010 and 141,666,600 common shares outstanding as of December 31, 2009.
Business Outlook
For the fiscal fourth quarter 2011 ending March 31, 2011, Sky-mobi expects total revenues to be in the range of RMB 165 million to RMB 171 million.
Total revenues for the fiscal year ending March 31, 2011 are expected to be in the range of RMB 663 million to RMB 669 million.
These are Sky-mobi’s current projections, which are subject to change. You are cautioned that operating results in third quarter 2011 are not necessarily indicative of operating results for any future periods.
Other Announcements:
In December 2010, Sky-mobi successfully completed its IPO on the NASDAQ Stock Exchange of 6,125,000 ADSs, from which the Company received net proceeds of approximately US$41 million.
On February 12, 2011, the Company’s board of directors appointed Mr. Fan Bao as a new independent director. As a result, Sky-mobi’s board of directors has expanded to five directors, two of whom are independent directors.
Mr. Bao is the founder and chief executive officer of China Renaissance Partners, a leading boutique investment bank in China. Prior to founding China Renaissance Partners in 2004, Mr. Bao was the chief strategy officer of AsiaInfo Holdings, Inc., a leading IT service and software company in China. Prior to that, Mr. Bao worked at investment banking divisions with Morgan Stanley and Credit Suisse for seven years. Mr. Bao received a bachelor’s degree from Fudan University in Shanghai and a master’s degree from Norwegian School of Management.
On February 12, 2011, the Company appointed Mr. Walker Yuangang Wu as a vice president of channel management.
Mr. Wu has been general manager of channel business of the Company since January 2010, responsible for channel marketing, business development, and channel products management as well as R&D management of channel products. Mr. Wu was first the head of Huanan district (Shenzhen representative office) and then the director of channel department at Sky-Mobi. Prior to joining Sky-Mobi, from 2002 to 2005, Mr. Wu worked as product department manager at Eastcom Communications Co., Ltd, a telecommunication technology company listed on the Shanghai Stock Exchange. From 2005 to 2007, Mr. Wu served as the product director at Eastcom Baifeng

Technology Co., Ltd, a subsidiary of Eastcom Communications Co., Ltd. Mr. Wu received his bachelor’s degree in international trade from Hangzhou Business School (renamed “Hangzhou University of Commerce”) in 2002.
Conference Call and Webcast
Sky-mobi’s management team will host a conference call today February 14, 2011 at 8:00 AM ET, (or 5:00 AM U.S. Pacific Time and 9:00 PM, February 14, 2011 Beijing/Hong Kong time). A live audio webcast of the conference call will be available on Sky-mobi’s website at www.Sky-mobi.com/en. To listen to the conference call, please use the dial in numbers below:
USA Toll Number: 1-877-275-8968
International: +1-706-643-1666
Passcode: 43660247
A replay of the call will be available for two weeks following the call and can be accessed on the Company website or by dialing the numbers below:
USA Toll Number: 1-800-642-1687
International: 1-706-645-9291
Passcode: 43660247
About Non-IFRS Financial Measures
To supplement its consolidated financial statements presented in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes both management and investors benefit from referring to non-IFRS financial measures in assessing the Company’s performance and prospects for the future. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.
The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, net profit and net profit per share is that these non-IFRS measures exclude the share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to comparable IFRS measures” contained elsewhere in this release.
Definitions of Non-IFRS Measures
Non-IFRS cost of revenues is defined as cost of revenue excluding share-based compensation expenses.
Non-IFRS gross profit is defined as Revenue less non-IFRS cost of Revenues.
Non-IFRS operating expenses is defined as operating expenses excluding share-based compensation expense and non-operating one-time items such as IPO marketing expenses.
Non-IFRS profit from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.
Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other income/(expenses), less income taxes, excluding non-cash expenses from changes of fair value of preferred shares and warrant, and non-operating one-time items such as reversal of provision for withholding tax on dividend.
Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS profit after tax divided by weighted average outstanding shares/ADSs during the period.
Explanatory Notes
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6570 to US$1.00, the exchange rate as average exchange rate during the quarter as set forth in the H.10 statistical release of the Federal Reserve Board.
When calculating number of users of Maopao application store, Sky-mobi counts an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.
The number of downloads of application and content titles on Maopao refers to the number of requests made by mobile users for downloading a particular application or a content title, or for authorization to access to a specified feature of a particular application or a content title from

Maopao. There may be multiple download requests made by a user for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.
The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community at least twice during a month for the relevant quarter.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as ''believes,’’ ''expects,’’ ''anticipates,’’ ''intends,’’ ''estimates,’’ the negative of these terms, or other comparable terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s ability to maintain cooperation relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers, and ultimately mobile network operators, for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the expected growth of the smart phone market; its ability to obtain and maintain all applicable permits and approvals; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.
About Sky-mobi Limited
Sky-mobi Limited operates the leading mobile application store in China as measured by revenues in 2009, according to Analysys International. The company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.
FINANCIAL TABLES FOLLOW

Sky-mobi Limited
Consolidated Statements of Comprehensive Income Data (IFRS)

	For the three months ended December 31,				For the nine months ended December 31,
	2009	2010	2010		2009	2010	2010
In thousands	(RMB)	(RMB)	(US$)		(RMB)	(RMB)	(US$)
(Except for share and per share data)	(unaudited)				(unaudited)

Revenues	157,168	161,155		24,210	397,307	497,836		74,784
Cost of revenues	(106,386)	(112,113)		(16,843)	(256,628)	(348,334)		(52,326)

Gross profit	50,782	49,042		7,367	140,679	149,502		22,458

Research and development expenses	(6,840)	(12,884)		(1,936)	(17,943)	(37,715)		(5,665)
Sales and marketing expenses	(4,643)	(13,822)		(2,077)	(12,076)	(33,499)		(5,033)
General and administration expenses	(2,718)	(28,440)		(4,273)	(8,828)	(71,582)		(10,752)

Total operating expenses	(14,201)	(55,146)		(8,286)	(38,847)	(142,796)		(21,450)

Profit (loss) from operations	36,581	(6,104)		(919)	101,832	6,706		1,008

Other gains	2,143	2,786		419	2,947	12,966		1,947
Finance costs	(5,417)	0		0	(5,417)	(4,333)		(651)
Share of results of associates	0	(829)		(125)	0	(3,564)		(536)
Gain (loss) on changes in fair value of convertible redeemable preferred shares	(58,570)	166,304		24,982	(219,483)	106,684		16,026
Gain (loss) on changes in fair value of warrants	(3,943)	11,428		1,717	(2,767)	7,377		1,109

Profit (loss) before tax	(29,206)	173,585		26,074	(122,888)	125,836		18,903
Income tax benefit	1,284	11,119		1,671	3,006	5,302		797

Profit (loss) for the period	(27,922)	184,704		27,745	(119,882)	131,138		19,700

Total comprehensive profit (loss) for the period	(27,922)	184,704		27,745	(119,882)	131,138		19,700

Total comprehensive profit (loss) attributable to owners of the company	(27,922)	184,872		27,770	(119,882)	131,681		19,781
Non-controlling interests	0	(168)		(25)	0	(543)		(81)

	(27,922)	184,704		27,745	(119,882)	131,138		19,700

Earnings (loss) per share
Basic	RMB(0.19)	RMB1.06	US$	0.16	RMB(0.8)	RMB0.83	US$	0.12
Diluted	RMB(0.19)	RMB(0.01)	US$	(0.00)	RMB(0.8)	RMB0.04	US$	0.01

Weight average number of shares
Basic	132,291,767	167,918,033			126,041,967	157,332,452
Diluted	132,291,767	211,064,482			126,041,967	206,945,437

Reconciliations of non-IFRS financial measures to comparable IFRS financial measures

	For the three months ended December 31,				For the nine months ended December 31,
	2009	2010	2010		2009	2010	2010
In thousands	(RMB)	(RMB)	(US$)		(RMB)	(RMB)	(US$)
(Except for share and per share data)	(unaudited)				(unaudited)

IFRS cost of revenus	(106,386)	(112,113)		(16,843)	(256,628)	(348,334)		(52,326)
Less: Share-based compensation expenses	—	457		70	—	1,377		207

Non-IFRS cost of revenus	(106,386)	(111,656)		(16,773)	(256,628)	(346,957)		(52,119)

IFRS gross profit	50,782	49,042		7,367	140,679	149,502		22,458
Add: Share-based compensation expenses	0	457		70	0	1,377		207

Non-IFRS gross profit	50,782	49,499		7,437	140,679	150,879		22,665

Total IFRS operating expenses	(14,201)	(55,146)		(8,286)	(38,847)	(142,796)		(21,451)
Less: Share-based compensation expenses	388	12,944		1,944	1,659	35,813		5,380
Less: IPO expenses charged into current expenses	0	3,659		551	0	3,659		550

Total non-IFRS operating expenses	(13,813)	(38,543)		(5,791)	(37,188)	(103,324)		(15,521)

IFRS profit (loss) from operations	36,581	(6,104)		(919)	101,832	6,706		1,007
Add: Share-based compensation expenses	388	13,401		2,014	1,659	37,190		5,587
Add: IPO expenses charged into current expenses	0	3,659		551	0	3,659		550

Non-IFRS Profit from operations	36,969	10,956		1,646	103,491	47,555		7,144

IFRS Profit (loss) for the period	(27,922)	184,704		27,745	(119,882)	131,138		19,699
Add: Share-based compensation expenses	388	13,401		2,014	1,659	37,190		5,587
Add: IPO expenses charged into current expenses	0	3,659		551	0	3,659		550
Add: Loss(Gain) on changes in fair value of warrants	3,943	(11,428)		(1,717)	2,767	(7,377)		(1,108)
Add: Loss(Gain) on changes in fair value of convertible redeemable preferred shares	58,570	(166,304)		(24,982)	219,483	(106,684)		(16,026)
Less: Exchange gain relating to change in fair value of warrants	(19)	(2,474)		(372)	(167)	(12,240)		(1,839)
Less: reversal withholding tax of shareholding’s dividend	0	(8,305)		(1,248)	0	(8,305)		(1,248)

Non-IFRS net profit for the period	34,960	13,253		1,991	103,860	37,381		5,615

Non-IFRS Earnings per share
Basic	RMB0.23	RMB0.08	US$	0.01	RMB0.69	RMB0.24	US$	0.04
Diluted	RMB0.23	RMB0.06	US$	0.01	RMB0.69	RMB0.18	US$	0.03

Weight average number of shares
Basic	132,291,767	167,918,033			126,041,967	157,332,452
Diluted	132,291,767	211,064,482			126,041,967	206,945,437

Sky-mobi Limited
Consolidated Statements of Financial Position (IFRS)

	As of
	September 30,	December 31,	December 31,
	2010
In thousands	(RMB)	(RMB)	(US$)
	(unaudited)

ASSETS
Current assets
Cash and cash equivalents	158,123	463,820	69,674
Term deposits	50,000	50,000	7,511
Trade and other receivables	74,115	76,263	11,454
Amounts due from related parties	2,668	650	98

Total current assets	284,906	590,733	88,737

Non-current assets
Property and equipment	50,412	47,784	7,178
Investments in associates	9,037	8,207	1,233
Deferred tax assets	4,351	4,012	603

Total non-current assets	63,800	60,003	9,014

Total assets	348,706	650,736	97,751

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	132,504	154,298	23,178
Income tax liabilities	8,929	5,777	868
Amounts due to related parties	10,764	581	87
Deferred revenue	4,857	6,066	911
Warrants	30,681	—	—

Total current liabilities	187,735	166,722	25,044

Non-current liabilities
Convertible redeemable preferred shares (liquidation value:
RMB23,892,000 (US$3,500,000) as at Sep 30, 2010)	501,903	—	—
Deferred tax liabilities	8,305	—	—

Total non-current liabilities	510,208	—	—

Total liabilities	697,943	166,722	25,044

Equity
Share capital	59	92	14
Share premium	—	679,771	102,114
Reserves	86,937	56,181	8,439
Deficit	(436,908)	(252,537)	(37,936)

(Deficit) Equity attributable to owners of the Company	(349,912)	483,507	72,631
Non-controlling interests	675	507	76

Total equity (deficit)	(349,237)	484,014	72,707
Total equity and liabilities	348,706	650,736	97,751

For further information, please contact:
Sky-mobi Limited
Mr. Carl Yeung, CFO
Phone: +(86) 571-87770978 (Hangzhou)
Email: ir@sky-mobi.com
CCG Investor Relations
Mr. Ed Job, Account Manager
Phone: +(86) 138-1699-7314 (Shanghai)
Ms. Kristin Knies, Sr. MI Executive (New York)
Phone: + (1) 646-833-3401